

August 15, 2011

<u>Via Facsimile</u>
Howard M. Sipzner
Executive Vice President and Chief Financial Officer
Brandywine Realty Trust
555 East Lancaster Avenue
Radnor, PA 19087

>   **Re: Brandywine Realty Trust**
>   **Form 10-K for fiscal year ended December 31, 2010**
>   **Filed February 25, 2011**
>   **File No. 1-9106**
>
>   **Brandywine Operating Partnership, L.P.**
>   **Form 10-K for fiscal year ended December 31, 2010**
>   **Filed February 25, 2011**
>   **File No. 0-24407**

Dear Mr. Sipzner:

        We have reviewed your response dated July 26, 2011 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments. Please apply the comments noted below to the financial statements of both the company and your operating partnership.

<u>Form 10-K for the fiscal year ended December 31, 2010</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42</u>

<u>Critical Accounting Policies and Estimates, page 44</u>

<u>Revenue Recognition</u>

1.   We note your response to prior comment 3. Please address the following:

   a. Please tell us what criteria you use to evaluate which lessee payments for improvements are deemed to be landlord assets and identify the specific type of capital improvements that have been accounted for in this manner.

   b. Provide us with an excerpt of the language used in your contractual arrangements to obligate the lessee to fund the capital expenditures.

   c. We note from your response that payments made by the lessee are recorded as deferred rental revenue. To the extent management views these as lessor assets that will provide value after the tenant has vacated the space, clarify why the leasehold improvement is not recorded as an asset in your financials and your basis for treating these improvements differently from others that benefit you as the lessor.

   d. We note that you recognize as revenue the portion of the improvements paid by the tenant over the lease term. Given your representation that these amounts benefit future tenants, advise us why you are recognizing revenue related to these amounts over the lease term.

   e. Please tell us the balance of deferred rents as of December 31, 2010 as well as the weighted-average period for such deferred revenue to be recognized.

        You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3413 if you have questions regarding the comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Cicely LaMothe

                                        Cicely LaMothe
                                        Senior Assistant Chief Accountant